Exhibit 99.2

Management's   Discussion and Analysis

The following Management's Discussion and Analysis ("MD&A") of the consolidated operating and financial performance of Claude Resources Inc. ("Claude" or the "Company") for the three months ended March 31, 2016 with the corresponding period of 2015 is prepared as of May 4, 2016.  This discussion is the responsibility of Management and has been prepared using International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board. This discussion should be read in conjunction with the Company's March 31, 2016 condensed consolidated interim financial statements and notes thereto (unaudited) and the Company's 2015 audited consolidated financial statements and notes thereto.  The Board of Directors has approved the disclosure presented herein.  All amounts referred to in this discussion are expressed in thousands of Canadian dollars, except where otherwise indicated.

Overview

Claude Resources Inc. is a gold producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and OTCQB marketplace (OTCQB – CLGRF).  The Company also engages in the exploration and development of gold and other precious metals.

The Company's revenue generating asset is the 100 percent owned 57,600 acre (23,300 hectare) Seabee Gold Operation located in northern Saskatchewan which has two operating mines (the Seabee Mine and Santoy Mine Complex), a central milling facility, camp facilities and various regional exploration targets.  Claude also owns 100 percent of the 99,800 acre (40,400 hectares) Amisk Gold Project in northeastern Saskatchewan.  The Amisk Gold Project is located 20 kilometres southwest of Flin Flon, Manitoba and hosts the Amisk Gold Deposit and a large number of gold occurrences and prospects.

First Quarter 2016 Highlights

•	Seabee Gold Operation awarded the John T. Ryan safety award for 2015;
•	Gold production of 20,672 ounces during the first three months of 2016, the second highest quarterly production in Company history;
•	Mill head grade of 8.99 grams of gold per tonne;
•	Gold sales of 21,030 ounces;
•	Cash and bullion (1) increased to $45.3 million, an increase of $5.5 million during the quarter;
•	All-in sustaining cost per ounce of gold sold (1) of $1,328 (U.S. $967);
•
Adjusted earnings of $9.1 million ($0.05 per share) before a non-cash deferred income tax expense of $1.9 million and $1.2 million of transaction costs related to the proposed acquisition of Claude by Silver Standard;

•	Successful drill results at Santoy Gap showing that the system continues at depth; and
•	Completion of the annual winter ice road re-supply for the Seabee Gold Operation.

	Three Months ended Mar 31
	2016	2015	Change
Financial Data
Revenue	$34,027	$26,183	30%
Production costs	$14,094	$10,730	31%
Cash flow from operations (1) (2)	$14,335	$9,268	55%
Cash flow from operations per share (1) (2)	$0.07	$0.05	40%
Net earnings	$6,009	$5,122	17%
Earnings per share (basic and diluted)	$0.03	$0.03	-
Adjusted net earnings (1)	$9,102	$5,122	78%
Adjusted earnings per share (basic and diluted) (1)	$0.05	$0.03	67%
Average realized price (CDN$/oz)	$1,618	$1,511	7%
Average realized price (U.S.$/oz)	$1,178	$1,218	(3%)
Cash cost (CDN$/oz) (1)	$715	$675	6%
Cash cost (U.S.$/oz) (1)	$521	$544	(4%)
All-in sustaining cost (CDN$/oz) (1)	$1,328	$1,374	(3%)
All-in sustaining cost (U.S.$/oz) (1)	$967	$1,107	(13%)

Operating Data
Tonnes milled	74,179	67,249	10%
Head grade (grams of gold per tonne)	8.99	10.17	(12%)
Recovery (%)	96.5	95.8	1%
Gold produced (ounces)	20,672	21,067	(2%)
Gold sold (ounces)	21,030	17,326	21%

(1)	See description and reconciliation of non-IFRS measures in the "Non-IFRS Financial Measures and Reconciliations" and "Other Performance Measures and Reconciliations" sections of this MD&A.
(2)	Before net changes in non-cash operating working capital.

Q1 2016 Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)
Claude Resources, Inc.

Outlook

Operating and Financial Outlook

2016 Forecast
Gold production (ounces)	65,000 to 72,000
Total cash cost per ounce (1)(3)	$700 to $775
Total cash cost per ounce (U.S.$) (1)(3)	$530 to $585
All-in sustaining cost per ounce (1)(3)	$1,125 to $1,245
All-in sustaining cost per ounce (U.S.$) (1)(3)	$850 to $935

(3)	Forecasts are calculated using: midpoint of 2016 production forecast and a foreign exchange rate assumption of $1.33 CDN$/U.S.$.

At the Seabee Gold Operation, Claude is focused on improving profit margins and executing its mine plan. Profit margins have been increased by developing deposits of higher grades and margins (L62, Santoy Gap), with continued focus on cost control.  The Company is also continuing with its review of operating processes and procedures to identify and implement efficiencies designed to increase production and lower operating costs.  The Santoy Gap deposit (part of the Santoy Mine Complex) is expected to continue to decrease production risk with the addition of multiple long-hole mining fronts.  The Santoy Gap deposit is significant within the Seabee Gold Operation as it contains approximately 2,000 ounces of gold per vertical metre, whereas the Company has historically mined approximately 1,000 ounces of gold per vertical metre at the Seabee Mine.  Santoy Gap's endowment, in addition to its proximity to permitted mine infrastructure and low development cost, allowed the Company to displace low margin ounces, increase production and optimize the Company's mine plan for improved margins and cash flow.

Capital Outlook

During 2016, capital expenditures are forecast to be $22.9 million and will be funded from cash and operating cash flows generated during the year.  This three percent reduction from 2015 expenditures is due to reduced underground development costs attributable to lower development requirements of the Santoy Gap deposit, partially offset by increased expenditures in property, plant and equipment.

Claude Resources, Inc.

Q1 2016 Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

Capital Expenditures	Q1 2016 Actual	Q1 2015 Actual	2016 Forecast	2015 Actual
Capital Development ($ millions)	$3.3	$3.8	$14.1	$17.4
Property, Plant and Equipment ($ millions)	5.7	4.8	8.8	6.3
	$9.0	$8.6	$22.9	$23.7

During 2016, development expenditures will continue to be prioritized at Santoy Gap.  To date, the Company has developed three mining fronts which will drive increased production and stope availability and reduce production risk.  Ramp and sill development are currently ahead of plan.  Infrastructure upgrades are ongoing to achieve a scheduled ramp-up to approximately 700 tonnes per day in 2016, representing the majority of tonnes and ounces in the 2016 business plan.  Capital requirements to fund these expenditures and production growth will be funded with internal cash flow.

Exploration, Mineral Reserves and Mineral Resources Outlook

Exploration spending during 2016 is forecast to be approximately $2.5 million (2015 - $1.0 million).  Further discussion of work completed to date is contained within the Exploration section of this Management's Discussion and Analysis.

Summary of Forecast 2016 Drilling at Seabee
Program	Purpose	Metres
Santoy Gap Deep	Test continuity at depth	11,000
Santoy Gap Up-dip	Expand continuity up-dip	4,000
Carr Target	Greenfield exploration	2,000
Herb West	Greenfield exploration	1,000
		18,000

Santoy Mine Complex	Resource and Reserve conversion and expansion	45,000
Seabee Mine	Resource and Reserve conversion and expansion	20,000
		65,000
Total:		83,000

Corporate Developments

Silver Standard to Acquire Claude Resources Inc.

On March 7, 2016, the Company and Silver Standard Resources Inc. ("Silver Standard") announced that they entered into a definitive agreement (the "Agreement") whereby Silver Standard will acquire all of the outstanding common shares of Claude pursuant to a plan of arrangement (the "Transaction") to create a high-quality intermediate precious metals producer with assets in the Americas (Please see Claude news release "Silver Standard to Acquire Claude Resources," dated March 7, 2016).

Under the terms of the Agreement, all of the Claude issued and outstanding common shares will be exchanged on the basis of 0.185 of a Silver Standard common share and $0.001 in cash per Claude share, representing total consideration of $1.65 per share of Claude based on the value of Silver Standard's common shares as of the close of business on March 4, 2016. This implied an equity valuation of $337 million for Claude at that date.

Under the terms of the Agreement, the Transaction will be carried out by way of a court approved plan of arrangement and will require the approval of at least 66 2/3% of the votes cast by the shareholders of Claude at a special meeting. The issuance of shares by Silver Standard under the Agreement is subject to the approval of the majority of votes cast by the Silver Standard shareholders at a special meeting.

Claude Resources, Inc.

Q1 2016 Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

Completion of the Transaction is subject to regulatory approvals and other customary closing conditions. The Transaction includes customary deal-protection provisions, including non-solicitation of alternative transactions, a right to match superior proposals and a $12 million reciprocal termination fee payable under certain circumstances.

Full details of the Transaction are included in the management information circulars of both Silver Standard and Claude which were mailed to their respective shareholders on April 7, 2016. The special shareholder meetings of both companies are expected to be held on May 18, 2016. Assuming a successful shareholder vote and satisfaction of the other conditions required under the Arrangement, including approval of the Arrangement by Silver Standard's shareholders, closing is expected to occur on or about May 31, 2016.  Upon completion of the Transaction, one Claude Director will be appointed to the Board of Directors of Silver Standard.

Mining Operation Results
Seabee Gold Operation
Production Statistics
	Three Months ended Mar 31
	2016	2015	Change

Santoy Mine Complex
Tonnes milled	53,569	38,897	38%
Tonnes per day	589	432	36%
Head grade (grams of gold per tonne)	9.04	8.33	9%
Gold produced (ounces)	15,042	9,982	51%

Seabee Mine
Tonnes milled	20,610	28,352	(27%)
Tonnes per day	226	315	(28%)
Head grade (grams of gold per tonne)	8.84	12.70	(30%)
Gold produced (ounces)	5,630	11,085	(49%)

Total tonnes milled	74,179	67,249	10%
Average head grade (grams of gold per tonne)	8.99	10.17	(12%)
Recovery (%)	96.5%	95.8%	1%
Total gold produced (ounces)	20,672	21,067	(2%)
Total gold sold (ounces)	21,030	17,326	21%

During the first quarter of 2016, total gold production of 20,672 ounces was driven by a 10 percent increase in tonnes milled offset by a 12 percent decrease in grade (Q1 2016 – 8.99 grams of gold per tonne; Q1 2015 – 10.17 grams of gold per tonne) which was attributable to positive reconciliation on grade compared to mine plan and ounces from both the L62 and Santoy Gap deposits. During the remainder of 2016, total mill throughput is expected to average approximately 800 to 850 tonnes per day while grades are expected to reflect Mineral Reserve grade of 7.62 grams of gold per tonne.

Santoy Mine Complex

During the first quarter of 2016, the Santoy Mine Complex produced 15,042 ounces of gold (Q1 2015 – 9,982 ounces) from the Santoy Gap deposit, an increase of 51 percent period over period.  This increase is attributable to a 38 percent increase in tonnes milled and a nine percent increase in grade.  Production has reconciled above the Mineral Reserve and Mineral Resource on ounces and grade.

Updates on components of the Santoy Gap mine plan continued during the first quarter of 2016.  Infrastructure upgrades, including the commissioning of an underground cemented rock fill plant, will further increase the production rate to approximately 700 tonnes per day in 2016.  Capital expenditures required to achieve future production objectives are expected to be funded through cash and internal cash flows.

Claude Resources, Inc.

Q1 2016 Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

Seabee Mine

During the first quarter of 2016, the Seabee Mine produced 5,630 ounces of gold (Q1 2015 – 11,085 ounces of gold).  Period over period, the decrease in ounces produced from the Seabee Mine was attributable to a 27 percent decrease in tonnes milled and a 30 percent decrease in grade, a result of planned mine sequencing which focussed on ramp-up and tonnes from the Santoy Gap deposit.

Capital Projects
Tailings Facility
The Company has continued with upgrades to its tailings facilities to ensure adequate storage capacity and treatment of mill effluent. When completed in 2016, this facility will be permitted up to the 463 metre elevation and will have the capacity to store mill tailings from the Seabee Mill until approximately 2021. The Company is in the process of planning tailings capacity expansion beyond 2021.

Financial Results of Operations

Net Earnings

For the three months ended March 31, 2016, the Company recorded net earnings of $6.0 million ($0.03 per share), after a deferred income tax expense of $1.9 million. This compares to net earnings of $5.1 million ($0.03 per share) for the period ended March 31, 2015.  After removing the impact of the deferred income tax expense of $1.9 million (Q1 2015 – nil) and transaction costs associated with the proposed acquisition of Claude by Silver Standard of $1.2 million (Q1 2015 – nil), adjusted net earnings for the three months ended March 31, 2016 were $9.1 million, or $0.05 per share (Q1 2015 - $5.1 million, or $0.03 per share).

Revenue

Gold revenue from the Company's Seabee Gold Operation for the three months ended March 31, 2016 increased 30 percent to $34.0 million from the $26.2 million reported for the first three months of 2015. The increase in revenue was attributable to a 21 percent increase in ounces sold (Q1 2016 – 21,030 ounces; Q1 2015 – 17,326 ounces) and a seven percent increase in average realized price per ounce sold in Canadian dollars (Q1 2016 - $1,618 per ounce of gold; Q1 2015 - $1,511 per ounce of gold).

Production Costs

For the three months ended March 31, 2016, higher gold sales volume period over period (which resulted in increased stockpile and in-circuit inventoried costs being expensed) contributed to a $3.4 million increase in production costs (Q1 2016 - $14.1 million; Q1 2015 - $10.7 million).  Slightly higher maintenance, mill, and infill drilling costs offset by lower mine costs due to increased throughput from the Santoy Gap deposit also contributed to this variance.   For the first quarter of 2016, total cash cost per ounce of gold sold of $715 (U.S. $521), inclusive of the Net Smelter Return ("NSR") Royalty costs, increased six percent from the comparative period of 2015 (Q1 2015 - $675 (U.S. $544)) due to higher production costs which were offset by increased ounces sold.  All-in sustaining costs during the first quarter of 2016 were $27.9 million, or $1,328 (U.S. $967) per ounce of gold sold (Q1 2015 - $23.8 million, or $1,374 (U.S. $1,107) per ounce).  This result was due to the increase in production costs, general and administrative expense and property, plant and equipment expenditures.

Claude Resources, Inc.

Q1 2016 Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

Production Royalty

Production at the Seabee Gold Operation is subject to a three percent NSR Royalty.  For the three months ended March 31, 2016, royalties incurred of $0.9 million were comparable period over period (Q1 2015 - $1.0 million).

Depreciation and Depletion

For the three months ended March 31, 2016, depreciation and depletion of $6.1 million increased 56 percent period over period (Q1 2015 - $3.9 million). This result was attributable to increases in tonnes milled and the Seabee Gold Operation's asset base and a decrease in the Seabee Gold Operation's reserve base. These items were slightly offset by a decrease in tonnes broken.

General and Administrative Expense

General and administrative expense of $3.4 million for the first three months of 2016 was 19 percent higher than the comparable period of 2015.  Direct administration was comparable period over period; however, compensation costs associated with deferred share units and restricted share units (the estimated fair value of which has increased due to the increase in the Company's share price) and stock-based compensation costs increased period over period.

General and Administrative Expense
	Three Months ended Mar 31
	2016	2015	Change

Direct administration	$1,240	$1,193	4%
Stock-based compensation	463	414	12%
Deferred share unit plan	1,110	1,082	3%
Restricted share unit plan	634	212	199%
Total General and Administrative	$3,447	$2,901	19%

Transaction Costs

Transaction costs of $1.2 million (Q1 2015 - $nil) include legal, banking and consulting costs incurred in conjunction with the proposed acquisition of Claude by Silver Standard.

Finance Expense

Finance expense includes interest expense, accretion expense and derivative losses, if any.  For the three months ended March 31, 2016, Finance expense was $0.7 million (Q1 2015 - $2.9 million). This decrease was mainly attributable to lower derivative losses and interest expense period over period.

Finance and Other Income

Finance and other income consists of interest income, production royalties pursuant to the Red Mile Royalty transactions, derivative gains and other miscellaneous income, if any.  For the three months ended March 31, 2016, Finance and other income of $0.3 million was consistent with the comparable of the prior year (Q1 2015 - $0.3 million).

Gain on Short-term Investments

The Company has an equity portfolio of publicly listed companies that are classified as available-for-sale on the Statements of Financial Position.  For the period ended March 31, 2016, the $0.1 million gain was attributable to the disposition of certain available-for-sale securities.  For the three months ended March 31, 2015, no securities were sold.

Claude Resources, Inc.

Q1 2016 Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

Deferred Income Tax Expense

Deferred income tax expense for the period ended March 31, 2016 was $1.9 million (Q1 2015 - $nil); this expense was booked as a result of the utilization of the deferred tax asset that was previously recorded.

Liquidity and Capital Resources

At March 31, 2016, cash and cash equivalents of $43.4 million (December 31, 2015 - $37.0 million) and bullion (valued at market) of $1.9 million exceeded the principal balance owing of $17.8 million on the Company's Senior Secured Credit Facility. At March 31, 2016, working capital was $49.9 million (December 31, 2015 - $46.9 million).  Cash and operating cash flows (at current gold prices and forecast production) will be sufficient to further development opportunities at the Seabee Gold Operation and service debt.

	Three Months ended Mar 31
	2016	2015

Cash flow provided by (used in):
Operating activities	$17,392	$13,503
Investing activities	(9,255)	(9,147)
Financing activities	(1,784)	(165)
Increase in cash	6,353	4,191
Cash and cash equivalents, beginning of year	37,010	11,172
Cash and cash equivalents, end of period	$43,363	$15,363

Operating Activities

Operating cash flow is the Company's primary source of liquidity.  During the first quarter of 2016, the Company's cash flow from operations before net changes in non-cash operating working capital was $14.3 million, or $0.07 per share (Q1 2015 - $9.3 million, or $0.05 per share).  Cash provided by operating activities was $17.4 million, a $3.9 million increase over the comparable period of 2015; this was due to improved net earnings, a result of increased gold revenue which was higher due to improved gold prices and higher sales volume and offset by higher depreciation and depletion.  Whether favorable or unfavorable, future changes in the Canadian dollar price of gold will continue to have a material impact on the cash flow and liquidity of the Company.  If necessary, the Company may enhance its liquidity and supplement operating cash flow through a combination of equity issuances, securing debt financing and sale of non-core assets.  The principal use of operating cash flow is to fund the Company's: operating and capital expenditures at the Seabee Gold Operation; general and administrative costs; and debt service payments.

Investing Activities

Cash used in investing activities during the first three months of 2016 was $9.3 million.  Expenditures were comprised of: underground development of $3.3 million; property, plant and equipment additions of $5.7 million; and exploration expenditures of $0.4 million.  Expenditures were offset by a decrease of short-term investments of $0.2 million attributable to the Company selling a portion of certain of its available for sale securities.  Property, plant and equipment additions include mining equipment, camp infrastructure and tailings management facility expansion.  This compares to cash used in investing activities of $9.1 million for the three months ended March 31, 2015 which included: underground development of $3.8 million; property, plant and equipment additions of $4.8 million; and exploration expenditures of $0.6 million.

Financing Activities

The Company's financing activities during the first three months of 2016 included proceeds of $1.1 million received from the issuance of common shares pursuant to the Company's Employee Share Purchase Program ("ESPP") and Stock Option Plan.  This was offset by $1.7 million of shares purchased under the ESPP program and by $1.3 million of debt repayment, resulting in a net financing cash outflow of $1.8 million.  This compares to a net financing cash outflow of $0.2 million during the first quarter of 2015, which consisted of $0.7 million in funding received from the Company's ESPP offset by $0.9 million of debt repayments.

Claude Resources, Inc.

Q1 2016 Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

Liquidity

The Company has sufficient cash on hand to meet its current financial obligations as they come due. Liquidity is primarily influenced by the operational performance of its Seabee Gold Operation, the level of spending on exploration, development and capital programs, the ability to obtain external sources of financing, and movements in the price of gold.

The Company monitors its liquidity on a continuous basis to ensure there is sufficient capital to meet business requirements and to provide adequate returns to shareholders and benefits to other stakeholders.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may, where necessary, control the amount of working capital, pursue financing, manage the timing of it capital and exploration expenditures, or sell assets.  The Company is not subject to externally imposed capital requirements.

The Company's typical cash requirement over the first and second quarters of each year is significant because of the Seabee Gold Operation's Winter Ice Road resupply, which includes restocking diesel, propane and other large consumables as well as the continued investment in maintenance and growth capital relating to the mining fleet and mine infrastructure.

The Company's capital structure is comprised of a combination of debt and shareholders' equity.

Schedule of Capital Structure of the Company
	Mar 31	Dec 31
As at	2016	2015

Debt *	$17,332	$18,511
Shareholders' equity	170,414	163,991
Debt to equity	10%	11%

* For accounting purposes, closing costs associated with the Company's Senior Secured Credit Facility were netted against the principal balance owing, thereby reducing the carrying value of the Company's debt on the Statements of Financial Position.  The amount presented in the above table is the amortized cost of the balance owing.  At March 31, 2016, the principal balance owing on the Company's Senior Secured Credit Facility was $17.8 million (December 31, 2015 - $19.1 million).  A reconciliation between the principal balance owing and the amortized cost (carrying amount) presented on the Company's Statements of Financial Position is included in the "Other Financial Measures and Reconciliations" section of this MD&A.

Financial and Other Instruments

In the normal course of its operations, the Company is exposed to gold price, foreign exchange, interest rate, liquidity, equity price and counterparty risks. The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.  The Company's management of financial risks is aimed at ensuring that net cash flows are sufficient to meet all its financial commitments as and when they fall due and to maintain the capacity to fund its forecast project development and exploration strategies.

The value of the Company's mineral resources is related to the price of gold and the outlook for this mineral.  Gold and precious metal prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors related specifically to gold.  The profitability of the Company's operations is highly correlated to the market price of gold.  If the gold price declines below the cost of production at the Company's operations, for a prolonged period of time, it may not be economically feasible to continue production.

Claude Resources, Inc.

Q1 2016 Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

The Company's revenues from the production and sale of gold are priced in U.S. dollars and are therefore subject to currency risk.  However, the Company's operating expenses are primarily incurred in Canadian dollars and its liabilities are primarily denominated in Canadian dollars.  The operating results and financial position of the Company are reported in Canadian dollars in the Company's consolidated financial statements.

The Company may use derivative financial instruments to hedge some of its exposure to fluctuations in gold prices and foreign exchange rates.  Such transactions can expose the Company to credit, liquidity and interest rate risk.  The Company does not acquire, hold or issue derivatives for speculative purposes.  At March 31, 2016, the Company had derivative instruments outstanding in the form of forward sales contracts relating to 2016 production totaling 3,000 ounces of gold; at March 31, 2015, the Company had derivative instruments outstanding in the form of forward sales contracts relating to 2015 production totaling 15,500 ounces of gold.  The market value loss inherent in these contracts at March 31, 2016 was $0.01 million (Q1 2015 - market value loss of $0.8 million).

The Company is exposed to equity securities market price risk, arising from investments classified on the balance sheet as available-for-sale. Investments in equity securities are approved by the Board on a case-by-case basis. All of the Company's available-for-sale equity investments are in junior resource companies listed on the TSX Venture Exchange.

The Company is exposed to counterparty risk which is the risk that a counterparty will not complete its obligations under a financial instrument resulting in a financial loss for the Company. The Company does not generally obtain collateral or other security to support financial instruments subject to credit risk; however, the Company only deals with credit worthy counterparties. Accounts receivable originate from institutions purchasing gold under normal settlement terms of two working days. Counterparty risk under derivative financial instruments is to reputable institutions. All significant cash balances are on deposit with high-rated Canadian banking institutions. The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

Key Sensitivities

Earnings from Claude's gold operation are sensitive to fluctuations in both commodity and currency prices. The key factors and their approximate effect on earnings, earnings per share and cash flow, based on assumptions comparable to 2016 actuals, are as follows:

•
For a U.S. $10 movement in gold price per ounce, earnings and cash flow will have a corresponding movement of CDN $0.9 million, or $0.00 per share. For a $0.01 movement in the U.S.$/CDN$ exchange rate, earnings and cash flow will have a corresponding movement of CDN $1.5 million, or $0.01 per share.

•	For a 0.25 gram of gold per tonne movement in grade, earnings and cash flow will have a corresponding movement of CDN $3.5 million, or $0.02 per share.

Contractual Obligations

At March 31, 2016, there were no significant changes to the Company's contractual obligations from those reported in the Management's Discussion and Analysis for the year ended December 31, 2015.

Claude Resources, Inc.

Q1 2016 Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

Statements of Financial Position

Highlights

Select Statements of Financial Position Data
	Mar 31	Dec 31
	2016	2015	Change

Total assets	$218,948	$200,864	9%
Current liabilities	$26,920	$14,048	92%
Non-current liabilities	$21,614	$22,825	(5%)

Assets

Claude's asset base primarily consists of cash and cash equivalents, inventories and non-current assets comprising mineral properties, reflecting the capital intensive nature of the exploration and mining business and the impact of the significant capital expenditures relating to its operations and exploration projects.  The $18.1 million increase in the asset base resulted largely from increases of: $6.4 million in cash and cash equivalents, a result of higher gold sales (attributable to improved production and gold sales at the Seabee Gold Operation); $0.4 million in short-term investments, attributable to a positive mark to market on the value of certain available for sale securities offset by the disposition of a portion of these securities; $0.8 million in accounts receivable, attributable to the timing and receipt of gold sales; $7.9 million in inventories, largely attributable to the winter ice road resupply during the first quarter for the Seabee Gold Operation; and $4.1 million in mineral properties attributable to development and sustaining capital expenditures.  These increases were offset by a $1.9 million decrease in deferred income tax asset due to the recognition of a deferred income tax expense attributable to the expectation of taxable income in future periods.

Liabilities

Total current and non-current liabilities were $48.5 million at March 31, 2016, an increase of $11.6 million from December 31, 2015.  This result was mainly attributable to a $12.9 million increase in accounts payable and accrued liabilities (related to seasonal expenditures on the Company's annual winter road resupply) offset by principal repayments on the Company's long-term debt.

Shareholders' Equity

Shareholders' equity increased by $6.4 million to $170.4 million at March 31, 2016, from $164.0 million at December 31, 2015. This result is mainly attributable to a $6.0 million decrease to accumulated deficit, a result of the net earnings for the first quarter of 2016, an increase in accumulated other comprehensive income of $0.5 million and an increase in share capital of $0.2 million due to the issuance of common shares pursuant to the Company's ESPP and Stock Option programs.  These were offset by a $0.3 million decrease in contributed surplus attributable to the exercise of common share stock options.

Comprehensive income consists of net earnings (loss), together with certain other economic gains and losses that are collectively referred to as "other comprehensive income (loss)" or "OCI" and are excluded from the Income Statement.  In the first quarter of 2016, other comprehensive income increased to $0.5 million (December 31, 2015 – ($0.1 million) due to mark to market gains relating to certain of the Company's available-for-sale investments.

Claude Resources, Inc.

Q1 2016 Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

Selected Quarterly Production and Financial Data

	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30
	2016	2015	2015	2015	2015	2014	2014	2014

Tonnes milled	74,179	65,950	69,388	74,781	67,249	60,551	74,930	79,746
Grade processed (grams of gold per tonne)	8.99	8.99	7.29	8.88	10.17	6.57	8.88	7.70
Gold ounces
Produced	20,672	18,340	15,722	20,619	21,067	12,284	20,614	18,742
Sold	21,030	18,311	16,528	20,534	17,326	16,639	17,578	17,690
Revenue ($ millions)	34.0	27.2	24.5	29.7	26.2	22.7	24.3	24.7
Production costs ($ millions)	14.1	11.6	11.2	11.9	10.7	15.0	12.0	12.6
Capital expenditures ($ millions)	9.4	5.7	4.8	4.9	9.1	6.2	4.4	3.8
Cash flow from operations before net changes in non-cash operating working capital ($ millions) (c)	14.3	12.7	11.4	15.6	9.3	4.5	10.4	9.9
Cash flow from operations before net changes in non-cash operating working capital (c) per share	0.07	0.07	0.06	0.08	0.05	0.02	0.06	0.05
Net earnings (loss) ($ millions) (a)	6.0	11.3	5.7	10.2	5.1	(0.5)	6.9	3.3
Net earnings (loss) per share (a) (d)	0.03	0.06	0.03	0.05	0.03	(0.00)	0.04	0.02
Average realized gold price (CDN$ per ounce)	1,618	1,484	1,485	1,448	1,511	1,365	1,384	1,397
Average realized gold price (U.S.$ per ounce)	1,178	1,112	1,135	1,178	1,218	1,201	1,270	1,282
Cash cost per ounce (b) (CDN$ per ounce)	715	679	721	623	675	934	735	753
Cash cost per ounce (b) (U.S.$ per ounce)	521	509	551	507	544	822	675	691
All-in sustaining (b) (CDN$ per ounce)	1,328	1,103	1,089	954	1,374	1,434	1,063	1,065
All-in sustaining (b) (U.S.$ per ounce)	967	826	832	776	1,107	1,262	976	977

Weighted average shares outstanding (basic)	197,123	195,091	194,875	194,642	192,928	188,156	188,156	188,156
Weighted average shares outstanding (diluted)	199,854	196,598	196,194	196,183	193,799	188,480	188,459	188,244

CDN$/U.S.$ Exchange	1.3740	1.3351	1.3091	1.2291	1.2408	1.1361	1.0892	1.0902

(a) Basic and diluted, calculated based on the number of shares issued and outstanding during the quarter.
(b) Denotes a non-IFRS measure.  For an explanation and reconciliation of non-IFRS measures, refer to the "Non-IFRS Financial Measures" section of this MD&A.
(c) For an explanation of this performance measure, refer to the "Other Performance Measures" section of this MD&A.
(d) Net earnings (loss) per share for each quarter has been calculated based on the weighted average number of shares outstanding for the quarter.  As such, quarterly amounts may not add to the annual total.

Trends

•	Improving gold production (75,353 ounces of gold produced over the last four quarters and 148,060 ounces of gold production over the last eight quarters).
•	Improving gold grades processed.
•	Canadian average gold price realized has been trending upward over the last eight quarters.
•	Improving sales and earnings, a result of improving grade and higher Canadian dollar gold prices.
•	The weakening of the Canadian dollar versus the United States dollar, which has decreased 26 percent over the last eight quarters.

Accounting Estimates

Certain of the Company's accounting policies require that Management make decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  For a discussion of those estimates, please refer to the Company's Management's Discussion and Analysis for the year ended December 31, 2015, available at www.sedar.com.

Claude Resources, Inc.

Q1 2016 Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

Future Accounting Pronouncements

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company's financial statements are disclosed below.  These are the changes that the Company reasonably expects will have an impact on its disclosures, financial position or performance when applied at a future date. The Company intends to adopt these standards, if applicable, when they become effective.

Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments ("IFRS 9"), to replace IAS 39, Financial Instruments:  Recognition and Measurement ("IAS 39"). IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Revenue

IFRS 15, Revenue from Contracts with Customers ("IFRS 15"), was issued by the IASB in May 2014 and clarifies the principles for recognizing revenue from contracts with customers.  In July 2015, IASB deferred the effective date of the standard to annual reporting periods beginning on or after January 1, 2018, with earlier application permitted.  The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning January 1, 2018.  The Company is currently evaluating the impact of IFRS 15 on its financial statements, if any.

Leases

In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16").  IFRS 16, which replaces IAS 17 (Leases and its associated guidance), is effective for periods beginning on or after January 1, 2019, with early adoption permitted for entities that apply IFRS 15.  IFRS 16 eliminates the current dual model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases.  Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting.  The Company is currently evaluating the impact of IFRS 16 on its financial statements, if any.

Exploration

During 2016, exploration at the Seabee Gold Operation will focus on targets proximal to infrastructure with the potential to materially impact near-term production, drive resource growth, improve costs and positively impact the Company's Mineral Reserves and Mineral Resources.

All exploration activities are carried out under the direction of Qualified Person, Brian Skanderbeg, P. Geo., President and Chief Executive Officer.

Seabee Gold Operation

During the first quarter of 2016, the Company increased its land position to approximately 57,600 acres (23,300 hectares) through the acquisition of additional mineral claims in exchange for nominal cash proceeds and a one percent NSR.  The Company plans to complete compilation and reconnaissance work on the newly acquired claims to the east and north of Santoy as well as compile and review the historic work completed.

Claude Resources, Inc.

Q1 2016 Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

New Land Package
23,300 Hectares
4,300 Hectare
Land Package
Seabee Gold Operation
Regional Land Position
Seabee Property Outline
Mining Lease
Newly Acquired Claims
Prospective
Structural Corridor
Active Mining
Gold Deposit or
Historical Mine
Significant
Gold Occurrence
All-Weather Road
Porky West
Porky Main
Seabee Mine
L62
Deposit
Santoy 7
Santoy Gap
Santoy Mine Complex
Santoy 8/8E
580000
585000
590000
595000
600000
605000
6185000
6180000
6175000
6170000
Scale 1:50000
Claude Resources Inc.
Discovering. Developing. Delivering.
March, 2016
Seabee Gold Operation

Seabee Property regional map showing significant gold deposits and occurrences.

Santoy Mine Complex
The Santoy Region includes the Santoy 8 and Santoy Gap deposits, which are part of the Santoy Mine Complex.  During 2016, the Company intends to complete 45,000 metres of underground drilling at the Santoy Mine Complex for resource and reserve conversion and expansion, to date, approximately 18,000 metres has been completed.  At the Santoy Mine Complex, approximately 4,000 metres focused on up-dip infill targets at the Santoy Gap and an additional 11,000 metres (2,000 metres of which has been completed) will target the down-plunge and down-dip continuity of the Santoy Gap and Santoy 8 deposits to a vertical depth of 1,100 metres over a strike length of 1.5 kilometres.  The Carr target, which is approximately four kilometres north of the Santoy Mine Complex, had a total of approximately 2,000 metres of drilling over a two kilometre strike-length. The Carr target is interpreted as the extension of the Santoy Mine Complex system and hosts surface grab samples of up to 90 grams per tonne and has seen minimal historic drilling.
Drill results from the Santoy Gap up-dip program have been very encouraging and demonstrate the significant potential for resource and reserve expansion. Results are highlighted by hole JOY-16-700, which graded 29.16 grams of gold per tonne (cut) over 6.26 metres true width and hole JOY-16-701 which graded 52.80 grams of gold per tonne (cut) over 2.09 metres true width; these holes were drilled approximately 140 metres below surface and 80 metres above current infrastructure. These results are important as they are proximal to current mining infrastructure, display consistent high grade over significant widths and can be integrated in the mine plan in the short term.
Further drilling down-dip and down-plunge of the Santoy Gap resource are increasing the confidence in the continuity of the deposit at depth. Holes SUG-15-062 which graded 41.99 grams of gold per tonne (cut) over 1.12 metres true width and the previously released SUG-15-048 which graded 30.54 grams of gold per tonne (cut) over 1.15 metres true width, the deepest hole ever drilled at the Santoy Gap, demonstrate the high grade and mineable widths present at depth. Beyond growing the resource at depth, this program is an integral part for mid-to-long term mine planning at the Santoy Mine Complex.

Claude Resources, Inc.

Q1 2016 Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

Highlights of Results from the Santoy Mine Complex (2015 – present)
Hole ID	Zone		From (m)	Uncut (g/t Au)	Cut (g/t Au)	True Width (m)	Drill Program
SUG-15-057	9	C	347.50	10.95	10.95	1.19	Gap UG
SUG-15-061	9	C	321.60	37.01	22.89	1.02	Gap UG
SUG-15-062	9	C	276.20	137.58	41.99	1.12	Gap UG
SUG-15-063	9	C	258.80	6.99	6.99	1.44	Gap UG
SUG-15-317	9	A	123.90	22.77	16.23	4.24	Gap UG
SUG-15-327	9	A	195.00	11.45	11.45	3.45	Gap UG
SUG-16-011	9	A	132.60	11.29	11.29	9.47	Gap UG
SUG-15-937	8	A	541.50	6.30	6.30	1.76	8A UG
SUG-15-940	8	A	524.60	7.44	7.44	12.96	8A UG
JOY-16-693	9	A	195.00	11.15	11.15	2.84	Gap Up-dip
JOY-16-697	9	A	204.43	7.33	7.33	4.40	Gap Up-dip
JOY-16-700	9	A	143.80	29.16	29.16	6.26	Gap Up-dip
JOY-16-701	9	A	129.30	52.80	52.80	2.09	Gap Up-dip
JOY-16-707	9	A	107.90	66.77	66.77	1.14	Gap Up-dip
JOY-16-708	9	A	111.42	13.94	13.94	5.07	Gap Up-dip
JOY-16-710	9	A	105.45	7.23	7.23	2.10	Gap Up-dip

Note: Composites were calculated using a 3.5 g/t Au cut-off grade and may include internal dilution. Assays are top cut to 75.0 g/t Au.
          See the Figure below for drill hole locations.
Preliminary intercepts of the Santoy 8 down-plunge target indicated higher grades and greater widths than have typically been mined within the shallower sections of the Santoy 8 deposit. Initial step-out drilling in 2013 returned 22.89 grams of gold per tonne (cut) over 5.90 metres true width in hole JOY-13-692, one of the best drill intercepts recorded in the camp. Follow-up drilling in 2015 returned 7.44 grams of gold per tonne (cut) over 12.96 metres true width in hole JOY-15-940, confirming the significant widths and high grades present in the Santoy 8 down-plunge continuity. This target area will be a core focus for the 2016 drill program as part of the long-term resource growth at the Santoy Mine Complex.
Historic drilling at Santoy Gap has extended the mineralized system down-plunge to 675 metres depth and at Santoy 8 has extended the system 400 metres below the base of the existing inferred resource.  These step-out drill intercepts significantly expand the footprint of the Santoy Mine Complex and are materially higher grade than the current reserve and resource base.

Santoy Gap Deposit
JOY-16-693
9A: 11.15 / 11.15 / 2.84
JOY-16-700
9A: 29.16 / 29.16 / 6.26
Santoy 8 Deposit
Drill Intercept Legend
Vein: un-cut (g/t) / cut (g/t) / true width (m)
250 m
SUG-16-011
9A: 11.29 / 11.29 / 9.47
SUG-15-327
9A: 11.45 / 11.45 / 3.45
500 m
Measured Resource
Indicated Resource
Inferred Resource
Mined
SUG-15-062
9C: 137.58 / 41.99 / 1.12
JOY-13-690
9C: 200.92 / 27.32 / 1.95
JOY-13-692
8A: 30.08 / 22.89 / 5.90
750 m
SUG-15-940
8A: 7.44 / 7.44 / 12.96
Santoy Gap and 8 Mine Drill Chambers
2015-2016 Underground intercept
2013 Surface step-out intercept
1000 m
Claude Resources Inc.
Santoy Mine Complex
Composite Longitudinal Section
2015 EOY Mineral Resources & Reserves
Seabee Gold Property
March, 2016

Santoy Region Composite Longitudinal Section.

Claude Resources, Inc.

Q1 2016 Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

Seabee Mine and Seabee Mine Region

During 2016 at the Seabee Gold Mine, underground drilling of approximately 20,000 metres for resource and reserve conversion and expansion began during the first quarter (approximately 3,500 metres has been completed).  The program will test targets from three different drill chambers as it covers a large area and depths up to 1,300 metres below surface.

Exploration proximal to the Seabee Gold Mine focused two kilometres north at the Herb West target.  The Herb West surface drill program consisted of approximately 1,000 metres testing a parallel structure to the Seabee Gold Mine.  Follow-up prospecting and drill programs are planned for the third quarter and following year.

500 m
500 m
1000 m
1000 m
1500 m
1500 m
Measured Resource
Indicated Resource
Inferred Resource
Mined
Claude Resources Inc.
Discovering. Developing. Delivering.

**Seabee Mine Complex**

Composite Longitudinal Section

**Mineral Resources - 2015 Year-end**

Seabee Gold Property

March, 2016

Seabee Mine Composite Longitudinal Section

Amisk Gold Project

During 2016, the Company has budgeted approximately $0.1 million for further review of the Amisk Gold Project.

The Amisk Gold Project is located in the Flin Flon-Snow Lake Greenstone Belt and is host to the Amisk Gold deposit as well as a large number of gold occurrences and prospects.  Regional potential remains high and exploration maturity low. Historical field work and extensive compilation resulted in the emergence of an extensive list of exploration targets that have been prioritized for future assessment.   The Company has also completed target development, ranking and ground-base reconnaissance in areas which host potential for Amisk-style gold-silver ("Au-Ag") mineralization as well as conventional base-metal deposits typical of the Flin Flon belt.

Drilling from the Company's historical drill programs successfully confirmed continuity of gold mineralization within the northern and eastern portion of the deposit as well as demonstrated the potential for expansion to the east and southeast.  Gold and silver mineralization at the Amisk Gold Project is associated with a sequence of quartz porphyritic, rhyolitic lapilli tuffs and flows hosting disseminations and stringers of pyrite, sphalerite, galena, tetrahedrite and chalcopyrite. Drilling has intercepted the mineralized system over a strike length of 1,200 metres, width of 400 metres and depths of in excess of 600 metres.  The system remains open to the southwest, southeast, northwest and at depth.

Claude Resources, Inc.

Q1 2016 Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

Amisk Gold Project Land Package

Quality Assurance and Quality Control Procedures

Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates.  Geochemical analyses were submitted to ALS Chemex in Vancouver, British Columbia, TSL Laboratories in Saskatoon, Saskatchewan and or the Seabee mine site lab.  ALS Chemex and TSL Laboratories are ISO approved. Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption and gravimetric and or screen fire finish.

Mineral Reserves and Mineral Resources

Seabee Gold Operation

At December 31, 2015, Proven and Probable Mineral Reserves at the Seabee Gold Operation were 976,400 tonnes, grading at 7.62 grams of gold per tonne or 239,300 ounces of gold. The increase in reserve grade was driven by an increase in grade period over period at the Santoy Gap deposit.  The reduction in reserve ounces was largely attributable to mining depletion at the Seabee Mine and Santoy 8 Deposit. Based on its high-grade nature and size, the Santoy Gap deposit demonstrates the potential that exists to grow production at the Seabee Gold Operation.

Claude Resources, Inc.

Q1 2016 Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

At December 31, 2015, Measured and Indicated Mineral Resources were 642,000 tonnes, grading at 6.24 grams of gold per tonne or 128,800 ounces of gold (November 30, 2014 – 651,000 tonnes, grading at 5.98 grams of gold per tonne or 125,200 ounces).  Inferred Mineral Resources were 3,598,500 tonnes, grading at 8.76 grams of gold per tonne or 1,012,900 ounces of gold. The increase of inferred ounces year over year came from significantly expanding the Santoy 8 ore body at depth. This extension is significant in size and grade and provides the opportunity to expand the life of mine at the Santoy Mine Complex.

Seabee Gold Operation Mineral Reserves and Mineral Resources
	December 31, 2015			November 30, 2014
	Tonnes	Grade (Au g/t)	Ozs Au	Tonnes	Grade (Au g/t)	Ozs Au
Seabee Mine
Proven Reserves	167,300	6.01	32,300	217,700	6.05	42,400
Probable Reserves	46,700	7.01	10,500	192,600	6.91	42,800
Measured Resources	20,600	6.47	4,300	17,400	8.26	4,600
Indicated Resources	94,600	7.79	23,700	88,500	6.49	18,500
Inferred Resources	404,800	8.09	105,300	403,300	8.09	104,900
Santoy Gap
Proven Reserves	345,800	8.22	91,400	105,000	5.49	18,500
Probable Reserves	386,700	8.04	100,000	694,600	7.96	177,800
Measured Resources	84,700	5.63	15,300	34,800	5.85	6,500
Indicated Resources	116,800	5.10	19,100	147,900	5.65	26,900
Inferred Resources	1,101,900	8.52	301,700	1,319,100	7.50	318,100
Santoy 8
Proven Reserves	5,100	5.89	1,000	15,300	4.91	2,400
Probable Reserves	24,800	5.20	4,100	97,900	4.79	15,100
Measured Resources	27,200	11.41	10,000	34,700	8.71	9,700
Indicated Resources	37,300	5.22	6,300	67,000	4.13	8,900
Inferred Resources	1,847,100	9.29	551,700	1,344,300	8.56	369,900
Porky Main
Indicated Resources	160,000	7.50	38,600	160,000	7.50	38,600
Inferred Resources	70,000	10.43	23,500	70,000	10.43	23,500
Porky West
Indicated Resources	100,700	3.57	11,600	100,700	3.57	11,600
Inferred Resources	174,800	5.48	30,800	174,800	5.48	30,800

Total Gold
Proven & Probable Reserves	976,400	7.62	239,300	1,323,100	7.03	299,000
Measured & Indicated Resources	642,000	6.24	128,800	651,000	5.98	125,200
Inferred Resources	3,598,500	8.76	1,012,900	3,311,400	7.96	847,300

Footnotes to the Mineral Resource Statement:

1.
At December 31, 2015 and November 30, 2014, Mineral Reserves and Mineral Resources were estimated by Claude personnel.  The Mineral Resource evaluation work was completed by a team of geologists and engineers under the supervision of Brian Skanderbeg, P.Geo., President and Chief Executive Officer.  Mineral Reserves were conducted under the direction of Qualified Person Gordon Reed, P.Eng., Seabee Gold Operation General Manager.  Mr. Skanderbeg and Mr. Reed have sufficient experience, which is relevant to the style of mineralization and type of deposit under consideration and to the activities undertaken to qualify as Qualified Persons as defined by NI 43-101.

2.
The Mineral Resources and reserves reported herein have been estimated in conformity with generally accepted CIM "Estimation of Mineral Resource and Mineral Reserves Best Practices" guidelines and are reported in accordance with Canadian Securities Administrators' National Instrument 43-101.

3.
Mineral Reserves and Mineral Resources for the Seabee deposit are reported at a cut-off of 4.6 grams of gold per tonne.  Santoy 8 and Santoy Gap Mineral Reserves and Mineral Resources are reported at a cut-off of 3.75 grams of gold per tonne. Porky Main and Porky West Mineral Resources are reported at a cut-off grade of 3.0 grams of gold per tonne.  Assumptions include a price of CDN $1,400 per ounce of gold using metallurgical and process recovery of 96.2 percent and overall ore mining and processing costs derived from 2015 and 2014 realized costs.

4.	All figures are rounded to reflect the relative accuracy of the estimates. Summation of individual columns may not add-up due to rounding.
5.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resource will be converted into Mineral Reserves.
6.	Proven and Probable Mineral Reserves are exclusive of Measured and Indicated Mineral Resources.

Claude Resources, Inc.

Q1 2016 Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)
Amisk Gold Project

At the Amisk Gold Project, Claude's independent NI 43-101 compliant resource calculation outlines an Indicated Resource of 921,000 ounces of 0.95 grams of gold equivalent ("Au Eq") per tonne and an Inferred Resource of 645,000 ounces at 0.70 grams of Au Eq per tonne.

Amisk Gold Project Consolidated Mineral Resource Statement*
Resource Class	Quantity	Grade (g/tonne)			Contained Ounces (000's)
	(000's tonnes)	Au	Ag	Au Eq	Au	Ag	Au Eq

Indicated	30,150	0.85	6.17	0.95	827	5,978	921
Inferred	28,653	0.64	4.01	0.70	589	3,692	645

* Reported at a cut-off of 0.40 grams of Au Eq per tonne using a price of U.S. $1,100 per ounce of gold and U.S. $16 per ounce of silver inside a conceptual pit shell optimized using metallurgical and process recovery of 87 percent, overall ore mining and processing costs of U.S. $15 per tonne and overall pit slope of 50 degrees.  All figures are rounded to reflect the relative accuracy of the estimates.  Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Brian Skanderbeg, P.Geo., is the Qualified Person for Claude Resources for the Amisk Gold Project.

The mineral resources for the Amisk Gold Project are sensitive to the selection of cut-off grade. The table below presents the quantity and grade estimates at a range of cut-off grades inside the conceptual pit shell considered for reporting the Mineral Resource Statement. A cut-off value of 0.4 grams of gold equivalent per tonne was selected based on optimization results and benchmarking against similar deposits.

Global Block Model Quantity and Grade Estimates, Amisk Lake Gold Project at Various Cut-off Grades
Grade	Indicated			Inferred
Au Eq (gpt)	Quantity (tonnes)	Au Eq (gpt)	Ounces Au Eq	Quantity (tonnes)	Au Eq (gpt)	Ounces Au Eq
0.40	30,150,090	0.95	920,881	28,653,135	0.70	644,854
0.60	18,322,858	1.25	736,367	13,665,490	0.94	412,994
0.80	11,418,785	1.58	580,054	6,659,786	1.20	256,941
1.00	7,606,617	1.93	471,998	3,589,543	1.48	170,802
Note: The reader is cautioned that the figures in this table should not be misconstrued with a Mineral Resource Statement. The figures are only presented to show the sensitivity of the block model estimates to the selection of cut-off grade.

Common Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and two classes of unlimited preferred shares issuable in series.  At March 31, 2016, there were 197,671,447 common shares outstanding (December 31, 2015 – 195,276,705 common shares).

During the first quarter of 2016, the Company issued 2,017,342 common shares pursuant to the Company's ESPP (Q1 2015 - 6,105,093 common shares) and 377,400 common shares pursuant to the Company's Stock Option Plan (Q1 2015 – nil).  Subsequent to March 31, 2016, an additional 2,301,538 common shares were issued pursuant to the Company's Stock Option Plan.  At May 4, 2016, there were 199,972,985 common shares of the Company issued and outstanding.

Stock Options, Deferred Share Units and Restricted Share Units

For further discussion of the Company's share-based payments, please refer to the Company's March 31, 2016 condensed consolidated interim financial statements and notes thereto, available at www.sedar.com and www.sec.gov.

Claude Resources, Inc.

Q1 2016 Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

Stock Options

At March 31, 2016, there were 8.1 million stock options outstanding with exercise prices ranging from $0.17 to $2.38 per share and expiration dates ranging from May 9, 2016 to November 24, 2022.  This compares to 9.0 million stock options outstanding at December 31, 2015 ranging from $0.17 to $2.38 per share.  During the first quarter or 2016, in conjunction with the proposed acquisition of Claude by Silver Standard, Claude's Board of Directors approved a resolution that accelerated the vesting of all unvested stock options, making them fully exercisable by the holders.  At May 4, 2016, a total of 5.7 million stock options remain outstanding.

Deferred Share Units

During the three months ended March 31, 2016, there were no DSUs granted (Q1 2015 – 605,374 DSUs granted).  At March 31, 2016, total DSUs held by participating Directors was 1,707,255 (December 31, 2015 – 1,707,255). For DSUs, the Company records compensation expense with an offsetting credit to accounts payable to reflect the estimated fair value of DSUs granted to participants.

Restricted Share Units

At March 31, 2016, total RSUs held by participants was 985,360 (December 31, 2015 – 985,360).   For RSUs, the Company records compensation expense with an offsetting credit to accounts payable to reflect the estimated fair value of RSUs granted to participants.

Subsequent to March 31, 2016, a total of 414,923 RSUs vested and were cash settled in accordance with plan details.  At May 4, 2016, a total of 570,437 RSUs remain outstanding.

Business Risks

Risks and uncertainties related to economic and industry factors are described in detail in the Company's Annual Information Form, available at www.sedar.com, and remain substantially unchanged.

Non-IFRS Financial Measures and Reconciliations

The Company utilizes non-IFRS financial measures as supplemental indicators of operating performance and financial position.  These non-IFRS financial measures are used internally by the Company for comparing actual results from one period to another.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow.  Accordingly, such information is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Adjusted Net Earnings

Adjusted net earnings is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure).  The Company uses this measure (which represents the Company's net earnings calculated under IFRS adjusted for deferred income recovery and certain costs associated with the proposed acquisition of Claude by Silver Standard), in addition to conventional measures prepared in accordance with IFRS, as a more meaningful way to compare the Company's financial performance from period to period. Furthermore, Management believes that certain investors and other stakeholders use this information to evaluate the Company's performance.

Adjusted net earnings is non-standard supplemental information and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.  Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies.

Claude Resources, Inc.

Q1 2016 Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)
The table below reconciles adjusted net earnings with the Company's net earnings, as determined under IFRS.
Adjusted Net Earnings	Three Months Ended Mar 31
	2016	2015	Change

Net earnings	$6,009	$5,122	17%
Less:
Transaction costs	1,193	-	-
Deferred income tax expense	1,900	-	-
Adjusted Net earnings	$9,102	$5,122	78%
Weighted average shares outstanding (basic)	197,123	192,928
Weighted average shares outstanding (diluted)	199,854	193,799
Adjusted Net earnings per share (basic and diluted)	$0.05	$0.03	67%

Cash Cost Per Ounce

The Company reports its cash costs on a per-ounce basis, based on uniform standards developed by the Gold Institute, an independent researcher and evaluator of the gold market and gold industry. Management uses this measure because it has been used in the past and Management and certain stakeholders use it to analyze the Company's historical and future performance, and its ability to generate cash flow in future periods. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies, should these companies not follow World Gold Council.

All-In Sustaining Cost Per Ounce

All-in sustaining costs ("AISC") and AISC cost per ounce are Non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company's definition conforms to the definition of AISC as set out by the World Gold Council, which became effective January 1, 2014.  The Company defines AISC as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, exploration expenses and reclamation cost accretion related to current operations. AISC exclude expansion capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and income taxes. The costs included in the calculation of AISC are divided by gold ounces sold; U.S.$ AISC per ounce sold are translated to Canadian dollars using the average Bank of Canada CDN$/U.S.$ exchange rate.

AISC and AISC per ounce of gold sold are reconciled to the amounts included in the Consolidated Statements Income as follows:

	Three Months Ended Mar 31
	2016	2015	Change

Production cost	$14,094	$10,730	31%
Production royalty	947	964	(2%)
Cash costs of gold sold	$15,041	$11,694	29%
Smelting, refining, freight	53	52	2%
By-product credits	(23)	(21)	10%
General and administrative	3,447	2,901	19%
Accretion	23	29	(21%)
Development	3,319	3,777	(12%)
Property, plant and equipment	5,685	4,804	18%
Exploration	388	563	(31%)
All-in sustaining costs	$27,933	$23,799	17%

Divided by ounces sold	21,030	17,326	21%
Total cash cost per ounce	$715	$675	6%
AISC per ounce	$1,328	$1,374	(3%)
CDN$ Exchange rate	1.3740	1.2408	11%
Total cash cost per ounce (U.S.$)	$521	$544	(4%)
AISC (U.S.$)	$967	$1,107	(13%)

Claude Resources, Inc.

Q1 2016 Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)
Other Financial Measures and Reconciliations

Cash Flow from Operations before Net Changes in Non-Cash Operating Working Capital

The Company uses cash flow from operations before net changes in non-cash operating working capital as a supplemental measure of its financial performance.  The Company uses this measure to analyze the cash generated by its operations. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.  Investors are cautioned these may not be comparable to similarly titled measures of other companies.

Calculation of Cash Flow from Operations before Net Changes in Non-Cash Operating Working Capital
	Three Months Ended Mar 31
	2016	2015	Change

Net earnings	$6,009	$5,122	17%
Adjustments for non-cash items:
Depreciation and depletion	6,090	3,871	57%
Finance expense	93	118	(21%)
Finance and other income	(156)	(257)	(39%)
Gain on short-term investments	(64)	-	-
Stock-based compensation	463	414	12%
Deferred income tax expense	1,900	-	-
	$14,335	$9,268	55%
Weighted average shares outstanding (basic)	197,123	192,928
Weighted average shares outstanding (diluted)	199,854	193,799
Per share cash flows from operating activities (basic and diluted)	$0.07	$0.05	40%

Reconciliation of Principal Balance Owing on Debt and Calculation of Net Debt

Pursuant to Company accounting policy, closing costs associated with the Company's long-term debt are netted against the face value of the debt, thereby reducing the carrying value of the Term loan on the Statement of Financial Position.  These costs are amortized using the effective interest rate method over the life of the debt facility.  A reconciliation of the amortized cost of the Company's Term loan versus the principal balance owing, and a reconciliation of net debt, is outlined below.

Principal Balance of Debt and Net Debt
	Mar 31	Dec 31
	2016	2015

Term loan (amortized cost)	$17,332	$18,511
Add: Remaining closing costs to be amortized	468	539
Debt (principal balance owing)	$17,800	$19,050

Less: Cash and cash equivalents	43,363	37,010
Net debt	$(25,563)	$(17,960)

Claude Resources, Inc.

Q1 2016 Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)
Disclosure Controls and Internal Controls over Financial Reporting

Disclosure Controls and Procedures

As at March 31, 2016, we evaluated our disclosure controls and procedures as defined in the rules of the U.S. Securities and Exchange Commission ("SEC") and the Canadian Securities Administrators.  This evaluation was carried out under the supervision and with the participation of Management, including the President and Chief Executive Officer and the Chief Financial Officer.  Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate Internal Control Over Financial Reporting ("ICFR").  ICFR, no matter how well designed, has inherent limitations and can only provide reasonable assurance with respect to the preparation and fair presentation of published financial statements.  Under the supervision and with the participation of the President and Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").  Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that internal control over financial reporting was effective as at March 31, 2016.

Changes in Internal Control Over Financial Reporting

During the three months ended March 31, 2016, there have been no significant changes made to the Company's internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations of Controls and Procedures

The Company's Management, including the President and Chief Executive Officer and Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Cautionary Note to U.S. Investors Concerning Resource Estimates

Resource Estimates

The resource estimates in this Management's Discussion and Analysis were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the SEC. In this Management's Discussion and Analysis, the Company uses certain terms such as "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under U.S. standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. U.S. investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and U.S. investors should not assume that "inferred resources" exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Claude Resources, Inc.

Q1 2016 Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

Compliance with Canadian Securities Regulations

This quarterly report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended ("Exchange Act"), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our Annual Report on Form 40-F, File No. 001-31956, filed with the SEC under the Exchange Act, which may be obtained from the Company (without cost) or from the SEC's Web site: http://sec.gov/edgar.shtml.

Caution Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Business Risk" in this MD&A.  These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Claude Resources, Inc.

Q1 2016 Management's Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)

Forward-looking statements in this MD&A are made as of the date of this MD&A, being May 4, 2016 and, accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.
The forward-looking statements contained in this Management's Discussion and Analysis are expressly qualified by these cautionary statements.

Additional Information

Additional information related to the Company, including its Annual Information Form (Form 40-F in the U.S.), is available on Canadian (www.sedar.com) and U.S. (www.sec.gov) securities regulatory authorities' websites.  Certain documents are also available on the Company's website at www.clauderesources.com.

Claude Resources, Inc.